UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STAR BULK CARRIERS CORP.*

(Name of Issuer)

Common Stock, par value $0. 01 per share

(Title of Class of Securities)

Y8162K105

(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

__________________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The Reporting Persons have previously reported on Schedule 13D holdings of common stock of Star Maritime Acquisition Corp., which merged with and into the Issuer on November 30, 2007.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Gate Oceanwood Capital Management LLP Oceanwood Global Opportunities Master Fund
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4

Citizenship or Place of Organization.

Christopher Gate – United Kingdom

Oceanwood Capital Management LLP – England and Wales (United Kingdom)

Oceanwood Global Opportunities Master Fund – Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Christopher Gate – 0 shares Oceanwood Capital Management LLP – 0 shares Oceanwood Global Opportunities Master Fund – 0 shares
6 Shared Voting Power Christopher Gate – 3,052,341 shares Oceanwood Capital Management LLP – 3,052,341 shares Oceanwood Global Opportunities Master Fund – 3,052,341 shares Refer to Item 4 below.
7 Sole Dispositive Power Christopher Gate – 0 shares Oceanwood Capital Management LLP – 0 shares Oceanwood Global Opportunities Master Fund – 0 shares
8 Shared Dispositive Power Christopher Gate – 3,052,341 shares Oceanwood Capital Management LLP – 3,052,341 shares Oceanwood Global Opportunities Master Fund – 3,052,341 shares Refer to Item 4 below.
9

Aggregate Amount Beneficially Owned by Each Reporting Person

Christopher Gate – 3,052,341 shares

Oceanwood Capital Management LLP – 3,052,341 shares

Oceanwood Global Opportunities Master Fund – 3,052,341 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* Christopher Gate – 5.2% Oceanwood Capital Management LLP – 5.2% Oceanwood Global Opportunities Master Fund – 5.2% Refer to Item 4 below.

12	Type of Reporting Person (See Instructions) Christopher Gate – IN Oceanwood Capital Management LLP – OO (Limited Liability Partnership) Oceanwood Global Opportunities Master Fund – CO

Item 1.

(a)	Name of Issuer
Star Bulk Carriers Corp.
(b)	Address of Issuer’s Principal Executive Offices
7 Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece

Item 2.

(a)	Name of Person Filing
Christopher Gate Oceanwood Capital Management LLP Oceanwood Global Opportunities Master Fund
(b)	Address of Principal Business Office or, if none, Residence
Christopher Gate Oceanwood Capital Management LLP Oceanwood Global Opportunities Master Fund c/o Oceanwood Capital Management LLP 4 Albemarle Street London, United Kingdom W1S4GA
(c)	Citizenship
Christopher Gate – United Kingdom Oceanwood Capital Management LLP – England and Wales (United Kingdom) Oceanwood Global Opportunities Master Fund – Cayman Islands
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
Y8162K105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned**
Christopher Gate – 3,052,341 shares Oceanwood Capital Management LLP – 3,052,341 shares Oceanwood Global Opportunities Master Fund – 3,052,341 shares
(b)	Percent of Class
Christopher Gate – 5.2% Oceanwood Capital Management LLP – 5.2% Oceanwood Global Opportunities Master Fund – 5.2%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Christopher Gate – 0 shares Oceanwood Capital Management LLP – 0 shares Oceanwood Global Opportunities Master Fund – 0 shares
(ii) shared power to vote or to direct the vote
Christopher Gate – 3,052,341 shares Oceanwood Capital Management LLP – 3,052,341 shares Oceanwood Global Opportunities Master Fund – 3,052,341 shares
(iii) sole power to dispose or to direct the disposition of
Christopher Gate – 0 shares Oceanwood Capital Management LLP – 0 shares Oceanwood Global Opportunities Master Fund – 0 shares
(iv) shared power to dispose or to direct the disposition of

Christopher Gate – 3,052,341 shares Oceanwood Capital Management LLP – 3,052,341 shares Oceanwood Global Opportunities Master Fund – 3,052,341 shares

** Shares reported herein consist for each of the Reporting Persons represent shares held of record by Oceanwood Global Opportunities Master Fund (the “Master Fund”). Oceanwood Capital Management LLP (“Oceanwood LLP”) is the investment manager of the Master Fund. Christopher Gate has the power to vote and dispose of the Shares in his capacity as Chief Executive Officer and Chief Investment Officer of Oceanwood LLP, and may be deemed to control Oceanwood LLP by virtue of his direct and indirect (through entities over which he has control) interests therein.

Each of the Reporting Persons disclaims beneficial ownership of all of the Shares except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13G shall not be deemed an admission of beneficial ownership of such Shares for any purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 17, 2009

CHRISTOPHER GATE
By: /s/ Christopher Gate
Christopher Gate, individually
OCEANWOOD CAPITAL
MANAGEMENT LLP
By: /s/ William C. Nicholas
William C. Nicholas
Chief Operating Officer
OCEANWOOD GLOBAL
OPPORTUNITIES MASTER FUND
By: Oceanwood Capital Management LLP,
its investment manager
By: /s/ William C. Nicholas
William C. Nicholas
Chief Operating Officer

Exhibit 1.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 14, 2008, is by and among Christopher Gate, Oceanwood Capital Management LLP and Oceanwood Global Opportunities Master Fund (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.01 per share, of Star Bulk Carriers Corp., a Marshall Islands corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.
CHRISTOPHER GATE
By: /s/ Christopher Gate
Christopher Gate, individually
OCEANWOOD CAPITAL
MANAGEMENT LLP
By: /s/ William C. Nicholas
William C. Nicholas
Chief Operating Officer
OCEANWOOD GLOBAL
OPPORTUNITIES MASTER FUND
By: Oceanwood Capital Management LLP,
its investment manager
By: /s/ William C. Nicholas
William C. Nicholas
Chief Operating Officer